UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, D.C.  20549

     SCHEDULE 13G
(Amendment No. 1)

     Under the Securities Exchange Act of 1934


     Royal Appliance Mfg Co
     (Name of Issuer)

     Common
     (Title of Class of Securities)

     780076105
     (CUSIP Number)

     12/31/01
(Date of Event which Requires
Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[ ]  Rule 13d-a(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 780076105 SCHEDULE 13G   Page 2 of 7


1    Name of Reporting Person
          Kestrel Investment Management Corporation
     IRS Identification No. of Above Person  94-3173193

2    Check the Appropriate Box if a Member of a Group
               (a)  [ ]
               (b)  [ ]

3    SEC USE ONLY


4    Citizenship or Place of Organization

          California

               5    Sole Voting Power

                    745,000

     NUMBER OF 6    Shared Voting Power
     SHARES
     BENEFICIALLY             -0-
     OWNED BY EACH
     REPORTING 7    Sole Dispositive Power
     PERSON WITH
                    751,400

          8    Shared Dispositive Power

                    -0-

9    Aggregate Amount Beneficially Owned by each Reporting
Person

     751,400

10   Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*           [ ]

11   Percent of Class Represented by Amount in Row 9

     5.4%

12   Type of Reporting Person*

     CO, IA


CUSIP No. 780076105 SCHEDULE 13G   Page 3 of 7


1    Name of Reporting Person      David J. Steirman
     IRS Identification No. of Above Person

2    Check the Appropriate Box if a Member of a Group
               (a)  [ ]
               (b)  [ ]

3    SEC USE ONLY


4    Citizenship or Place of Organization

          United States

               5    Sole Voting Power

                    745,000

     NUMBER OF 6    Shared Voting Power
     SHARES
     BENEFICIALLY             -0-
     OWNED BY EACH
     REPORTING 7    Sole Dispositive Power
     PERSON WITH
                    751,400

          8    Shared Dispositive Power

                    -0-

9    Aggregate Amount Beneficially Owned by each Reporting
Person

     751,400

10   Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*           [ ]

11   Percent of Class Represented by Amount in Row 9

     5.4%

12   Type of Reporting Person*

     IN


CUSIP No. 780076105 SCHEDULE 13G   Page 4 of 7


1    Name of Reporting Person      Abbott J. Keller
     IRS Identification No. of Above Person

2    Check the Appropriate Box if a Member of a Group
               (a)  [ ]
               (b)  [ ]

3    SEC USE ONLY


4    Citizenship or Place of Organization

          United States

               5    Sole Voting Power

                    745,000

     NUMBER OF 6    Shared Voting Power
     SHARES
     BENEFICIALLY             -0-
     OWNED BY EACH
     REPORTING 7    Sole Dispositive Power
     PERSON WITH
                    751,400

          8    Shared Dispositive Power

                    -0-

9    Aggregate Amount Beneficially Owned by each Reporting
Person

     751,400

10   Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*           [ ]

11   Percent of Class Represented by Amount in Row 9

     5.4%

12   Type of Reporting Person*

     IN


CUSIP No. 780076105 SCHEDULE 13G   Page 5 of 7


Item 1(a).     Name of Issuer.

     Royal Appliance Mfg Co

Item 1(b).     Address of Issuer's Principal Executive Offices.

     650 Alpha Drive
     Cleveland, OH  44143

Item 2(a).     Names of Persons Filing.

     Kestrel Investment Management Corporation, David J.
Steirman and Abbott J. Keller.

Item 2(b).     Address of Principal Business Office or, if none,
Residence.

     The business address of Kestrel Investment Management
Corporation, David J. Steirman and Abbott J. Keller is 411
Borel Avenue, Suite 403, San Mateo, CA  94402.

Item 2(c).     Citizenship.

     Kestrel Investment Management Corporation is a California corporation, David J. Steirman and Abbott J. Keller are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

     Common

Item 2(e).     CUSIP Number.

     780076105

Item 3.   Type of Reporting Person.

     Kestrel Investment Management Corporation is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. David J. Steirman and Abbott J. Keller are the sole shareholders of Kestrel Investment Management Corporation.

Item 4.   Ownership.

     Reference is made hereby made to Items 5-9 and 11 of pages two (2), three (3) and four (4) of this Schedule G, which Items are incorporated by reference herein.



CUSIP No. 780076105 SCHEDULE 13G   Page 6 of 7


Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of
Another Person.

     Kestrel Investment Management Corporation is deemed to be the beneficial owner of the number of securities reflected in items 5-9 and 11 of page two (2) of this Schedule G pursuant to separate arrangements whereby it acts as investment adviser to certain persons, in which it also holds an ownership interest. Each person for whom Kestrel Investment Management Corporation acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock purchased or held pursuant to such arrangements. David J. Steirman and Abbott J. Keller are deemed to be the beneficial owners of the number of securities reflected in Items 5-9 and 11 of page two (2) of this Schedule G pursuant to their ownership interests in Kestrel Investment Management Corporation

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the
Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below, each of the undersigned certifies that, to the best of their respective knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



CUSIP No. 780076105 SCHEDULE 13G   Page 7 of 7


Signature

     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:

     DAVID J. STEIRMAN



     /s/ David J. Steirman
     ________________________
     David J. Steirman


DATED:

     ABBOTT J. KELLER



     /s/ ABBOTT J. KELLER
     ________________________
     Abbott J. Keller


DATED:

     KESTREL INVESTMENT MANAGEMENT CORPORATION



     /s/ David J. Steirman
     ________________________
     By:  David J. Steirman
     Its: President